FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-09225

EFTEC Savings Plan

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

EFTEC SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

EFTEC SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	F–1

Statements of Net Assets Available for Benefits	F–2

Statement of Changes in Net Assets Available for Benefits	F–3

Notes to Financial Statements	F–4

Supplemental Schedule

I Schedule of Assets (Held at End of Year)	F–9

II Schedule of Reportable Transactions	F-10

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors

EFTEC Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the EFTEC Savings Plan (the Plan) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ KPMG LLP

Minneapolis, Minnesota

June 20, 2005

F–1

EFTEC SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$86,793	113,473
Investments, at fair value	11,098,447	10,991,693
Receivables:
Participant contributions receivable	16,873	23,001
Employer contributions receivable	6,670	8,929
Accrued income	1,646	1,352

Net assets available for benefits	$11,210,429	11,138,448

See accompanying notes to financial statements.

F–2

EFTEC SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2004

Additions:
Contributions:
Participant contributions	$511,527
Employer contributions	222,280

Total contributions	733,807

Investment income:
Interest	12,749
Dividends	104,557
Net appreciation in fair value of investments	455,488
Other income	29,931

Total investment income	602,725

Deductions:
Distributions paid to participants	(1,261,273)
Administrative expense	(3,278)

Total deductions	(1,264,551)

Net increase	71,981

Net assets available for benefits:
Beginning of year	11,138,448

End of year	$11,210,429

See accompanying notes to financial statements.

F–3

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following brief description of the EFTEC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

EFTEC (the Employer) is a joint venture owned 70% by H.B. Fuller Company and 30% by EMS Chemie. The Plan is a contributory defined contribution plan established February 13, 1997, and became effective April 1, 1997. The Plan merged assets from separate plans formerly sponsored by H.B. Fuller Company and EMS-TOGO Corporation. Former plans included the H.B. Fuller Company Thrift Plan, the H.B. Fuller Profit Sharing Plus Plan, and the EMS-TOGO Corporation, a subsidiary of EMS Chemie, 401(k) Investment Plan. The Plan receives pre-tax contributions from participant payroll deductions with discretionary Employer matching and discretionary Employer profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time United States EFTEC employees (excluding members of collective bargaining units) may begin contributing to the Plan as soon as administratively practicable after their date of hire. To be eligible for the Company matching contribution, a full-time employee must have six months of employment and a part-time employee must have twelve months of service. To participate, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 12% of pre-tax compensation for highly compensated participants and 25% for nonhighly compensated participants, each subject to a statutory annual maximum of $13,000 for 2004.

The Employer matches 100% of an employee’s pre-tax contribution, up to 4% of the employee’s compensation in the form that matches the employee investment option allocation.

A participant’s contribution, and the allowable Employer match, may be invested in any combination of the following participant-directed return funds: H.B. Fuller Company stock, Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Fund, Janus Twenty Fund, Janus Overseas Fund, Wells Fargo S&P Midcap Index Fund, and Van Kampen Common Stock Fund. A participant’s investment option for past and future contributions can be changed daily.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

F–4	(Continued)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, and (d) discretionary Employer contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100% vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (5.0% at December 31, 2004). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2004 had interest rates ranging from 4.0% to 9.5% and mature at various dates through 2017. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2004 were $25,467.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all participants’ accounts will become fully vested.

F–5	(Continued)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date.

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in the Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2004 and 2003, approximately 26% and 32%, respectively, of the Plan’s assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

F–6	(Continued)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits.

(3)	Investments

The following represents the Plan’s investments at fair value at December 31, 2004 and 2003:

	2004		2003
H.B. Fuller Company Common Stock, 101,778 and 119,923 shares, respectively	$2,901,691	*	3,566,510	*
Wells Fargo Stable Return Fund, 43,219 and 40,083 shares, respectively	1,612,258	*	1,432,893	*
Wells Fargo Index Equity Fund, 57,448 and 59,043 shares, respectively	2,788,534	*	2,634,499	*
Wells Fargo Growth Balanced Fund, 37,516 and 42,506 shares, respectively	1,122,486	*	1,205,050	*
Wells Fargo Small Company Growth Equity Fund, 18,628 and 19,645 shares, respectively	573,183	*	536,704	*
PIMCO Total Return Bond Fund, 55,143 and 46,289 shares, respectively	588,373	*	495,755	*
Janus Twenty Fund, 8,921 and 8,740 shares, respectively	399,671		316,133
Janus Overseas Fund, 15,094 and 11,804 shares, respectively	366,170		243,866
Van Kampen Common Stock Fund, 15,216 and 14,597 shares, respectively	281,645		232,825
Wells Fargo S&P Midcap Index Fund, 5,816 and 3,075 shares, respectively	291,706		132,615
Participant loans receivable	172,730		194,843

	$11,098,447		10,991,693

*	Represents 5% or more of the Plan’s assets at the beginning of the Plan year.

F–7	(Continued)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $455,488 as follows:

Wells Fargo and Janus Mutual Funds	$508,916
H.B. Fuller Company Common Stock	(169,503)
Wells Fargo Stable Return Fund	62,233
PIMCO Total Return Bond Fund	15,440
Van Kampen Common Stock Fund	38,402

$455,488

(4)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated September 17, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which represents invested amounts in shares of stock of the parent company of EFTEC. H.B. Fuller Company is the holding company of the plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2004 amounted to $328,824 and $762,146, respectively.

The Plan also invests in various funds managed by Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2004, the Trustee made purchases and sales of such securities amounting to $1,414,534 and $1,318,154, respectively.

F–8

Schedule I

EFTEC SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issuer, borrower or similar party	(c) Description	Units/shares	(d) Cost**	(e) Current value
*	Wells Fargo Minnesota, N.A.	H.B. Fuller Company Common Stock	101,778	$2,594,963	2,901,691
*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, and Collective	43,219	1,429,997	1,612,258
*	Wells Fargo Minnesota, N.A.	Index Equity Fund Common Stock	57,448	2,537,684	2,788,534
*	Wells Fargo Minnesota, N.A.	Growth Balanced Fund Mutual Fund – Balanced	37,516	1,026,507	1,122,486
*	Wells Fargo Minnesota, N.A.	Small Company Growth Equity Fund Common Stock	18,628	502,797	573,183
*	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Corporate Bonds	55,143	593,407	588,373
*	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Common Stock	8,921	402,749	399,671
*	Wells Fargo Minnesota, N.A.	Janus Overseas Fund Common Stock	15,094	345,166	366,170
*	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund	5,816	243,321	291,706
*	Wells Fargo Minnesota, N.A.	Van Kampen Common Stock Fund	15,216	215,737	281,645
*	Participant Loans	Participant loans receivable, interest at 4.0% to 9.5%, due at various dates through 2017	172,730	172,730	172,730

		Total investments at end of plan year			$11,098,447

*	Represents party-in-interest.
**	Historical cost information is not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.

F–9

Schedule II

EFTEC SAVINGS PLAN

Schedule of Reportable Transactions*

Year ended December 31, 2004

Five percent of series of transaction by security issue:

	Number of		Total dollar amount		Transaction cost	Expenses incurred	Net gain
Security issue	Purchases	Sales	Purchases	Sales
H.B. Fuller	20		$328,827		328,827	633
Common Stock		25		824,141	762,146	1,538	61,995
Wells Fargo Index	39		280,755		280,755	—
Equity Fund		21		395,112	382,501	—	12,611
Wells Fargo Stable	37		567,334		567,334	—
Return Fund		21		450,199	395,930	—	54,269

*	Transactions or series of transactions in excess of 5% of the current value of the Plan’s assets at December 31, 2004, as defined in 29 CFR 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ER1SA.

See accompanying report of independent registered public accounting firm.

F–10

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
(23)	Consents of Independent Registered Public Accounting Firms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EFTEC SAVINGS PLAN

Date: June 29, 2005	By:	/s/ Todd Mestad
(Plan Administrator)